

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



11018915

SEC FILE NUMBER
8-46816

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York Securities, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

320 Park Avenue, 19th Floor
_____
(No. and Street)

New York   New York   10022
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Albert Maartens
                                                        212-407-5022
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Rayfield & Licata, PC
_____
(Name – if individual, state last, first, middle name)

354 Eisenhower Parkway   Livingston   NJ   07039
_____
(Address)   (City)   (State)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert Maartens, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard New York Securities, Inc., as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/3/2011
Signature   Date

CHRISTINE DODGE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DO6137694
Qualified in Westchester County
My Commission Expires December 05, 20 13

Subscribed and sworn to before me
on this 3rd day of February, 2011

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STANDARD NEW YORK SECURITIES, INC.
a wholly owned subsidiary of Standard New York, Inc.

AUDITED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

December 31, 2010

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata • Certified Public Accountants



STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

AUDITED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Rayfield & Licata

Certified Public Accountants

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc. as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Standard New York Securities, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 3, 2011
Livingston, New Jersey

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

ASSETS
Cash	$12,821,893
Due from clearing broker	3,206
Due from affiliates	3,068,842
Deferred income taxes	915,883
Other assets	42,860
Total assets	$16,852,684

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
Due to affiliate	$1,904,918	
Accrued compensation and benefits	1,953,178	
Accrued expenses and other liabilities	364,300	
Total liabilities		$ 4,222,396

STOCKHOLDER'S EQUITY
Common stock ($1 par value)		
5,000 shares authorized		
3,000 shares outstanding	3,000	
Paid in capital	6,157,137	
Retained earnings	6,470,151	
Total stockholder's equity		12,630,288
Total liabilities and stockholder's equity		$16,852,684

See Notes to financial statement

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company was established to introduce emerging market trading business to an affiliate and to expand the client base of this affiliate in North and South America. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the National Futures Association.

The Company is a wholly owned subsidiary of Standard New York, Inc. and an affiliate of Standard Americas, Inc. through common ownership, management and administrative staff. Standard New York, Inc. is a wholly owned subsidiary of SBIC Investments S.A. (Luxembourg), which is a majority owned subsidiary of Standard International Holdings S.A., and an indirect wholly owned subsidiary of the Standard Bank Investment Corporation Limited (Stanbic).

B. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

C. Securities Transactions

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition. The Company's securities transactions are cleared through a financial institution on a fully disclosed basis.

D. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any changes in the liability is recognized in the statement of income. For shadow share options, the portion of the liability which is funded by an affiliated entity is credited to equity.

E. Income Taxes

The Company is included in the consolidated Federal, state, and local income tax returns filed by its Parent with another affiliate. Under this group's tax sharing policy, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated group are remitted by the Affiliate to the taxing authorities on behalf of the consolidated entities. The Company reimburses the Affiliate for its allocated portion of the income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by federal and state taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2010, the Company did not record any liabilities for uncertain tax positions.

F. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

NOTE 2 - DUE FROM CLEARING BROKER

Due from clearing broker consists of cash deposits with a financial institution.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Standard Bank PLC, an affiliated entity which, among other terms and conditions, provides that a portion of trading profits generated from certain transactions are allocated between the Company and the affiliate.

Standard International Holdings S.A. (SIH), an affiliated entity, has a cash-settled shadow share options based compensation plan. As a member entity of the Standard Bank Group, this plan covers certain employees of the Company. The plan is a long term staff incentive arrangement, the purpose of which is to link the value of the shadow share options granted to selected employees to the performance of SIH. The Plan provides for participants to be rewarded in cash by reference to the growth in value of the shadow shares. The shadow share options have a ten year life and become fully vested after a five year term. Upon vesting and up until the expiration of the shadow share options, exercise may take place one month after the approval of specified financial results of Standard Bank Group with settlement occurring automatically on the earlier of the tenth anniversary of the award date or upon termination of employment. The statement of financial condition includes an accrued compensation liability of approximately $129,000 related to this plan. Paid in capital includes approximately $120,000 relating to SIH's capital contribution to fund the plan.

A limited number of employees have also been granted share options under an equity-settled share-based compensation plan of the Standard Bank Group called the Group Share Incentive Plan. This plan provides rights to employees to acquire ordinary shares of the Standard Bank Group (SBG) at the value of the SBG share price at the date the option is granted. These share options expire ten years after their grant date and become fully vested after a five year term. Paid in capital includes approximately $40,000 related to this plan.

The Standard Bank Group also has a cash-settled share-based compensation plan called the Standard Bank Group Quanto Stock plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest at the end of a three

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

year period and the exercise of these awards occurs automatically on the earlier of the fourth anniversary of the award date or, subject to certain conditions, upon termination of employment. The plan also includes a discretionary option for an additional amount to be paid provided the employee is in service for four years. The statement of financial condition includes an accrued compensation liability of approximately $1,825,000 related to this plan.

The following table summarizes activity under these share-based compensation plans

	Shadow Shares	SBG Share Options	Quanto Stock Units
Outstanding at January 1, 2010	309,703	10,000	12,975
Awarded/Issued			12,730
Leavers/Lapses and Transfers	(15,000)		(3,445)
Exercised	(25,000)		
Outstanding at December 31, 2010	269,703	10,000	22,260

There were no shadow shares granted during 2010. Shadow shares were exercised at $2.52 and $2.43 during 2010. The outstanding shadow shares at December 31, 2010 expire through January 2017. As of December 31, 2010, approximately $4,000 of compensation cost related to unvested shadow shares has not yet been recognized. Such costs will be recorded over the remaining vesting period. The following table summarizes details related to unexercised shadow shares

Expiration Date	Exercise Periods	Shadow Share Options Price	Shadow Shares Outstanding at 12/31/10
1/1/2014	April & Sept. 2007 to 2013	$2.83	44,703
1/1/2015	April & Sept. 2008 to 2014	$2.20	50,000
1/1/2016	April & Sept. 2009 to 2015	$1.79	30,000
1/1/2017	April & Sept. 2010 to 2016	$1.99	145,000
			269,703

There were no SBG share options granted during the year. The outstanding SBG share options at December 31, 2010 expire during the year ending December 31, 2016. As of December 31, 2010, approximately $2,000 of compensation cost related to unvested SBG share options has

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

not yet been recognized. Such costs will be recorded over the remaining vesting period. The following table summarizes details related to unexercised SBG share options

Expiration Date	SBG Share Options Price Range	SBG Share Options Outstanding at 12/31/10
Year Ending 12/31/2016	$11.99 - $12.22	10,000

The following table summarizes details related to unvested and unexercised Quanto Stock Units

Award Date	Exercise Date	Grant Price on Award Date	Units Outstanding at December 31, 2010
January 2008	January 2012	$92	6,360
March 2009	March 2013	$62.39	6,550
February 2010	February 2014	$114.97	9,350
			22,260

As of December 31, 2010, approximately $570,000 of compensation cost related to the unvested Quanto Stock units has not been recognized. Such costs will be recorded over the remaining vesting period.

Due from affiliates of $3,068,842 as of December 31, 2010 consists of $2,892,562 due from Standard Bank PLC and $176,280 due from other affiliates.

In the normal course of business, Standard Americas, Inc., an affiliated entity, pays certain expenses on behalf of the Company and the Company reimburses this affiliate for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which Standard Americas, Inc. charges the Company for use of its facilities and other goods and services. At December 31, 2010, the due to affiliate balance of $1,904,918 represents amounts due to this affiliate for reimbursement of all of the above items.

NOTE 4 - EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $280,000 to the plan in 2010.

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

NOTE 5 - INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Compensation, including $72,374 for unexercised share options	$988,257
Less valuation allowance for unexercised share options	(72,374)
Total deferred income tax asset	$915,883

The Company is included in consolidated tax returns filed by its Parent in the U.S. Federal jurisdiction and state and local jurisdictions. These consolidated tax returns are subject to tax examinations from the U.S. Federal taxing authority for the year 2010 and from the state and local taxing authorities for the years 2007 through 2010.

The U.S. Federal taxing authorities are in the process of auditing the 2007 through 2009 consolidated tax returns filed by its Parent. As part of this audit, the IRS is examining the pricing of the Company's cross border charges and arrangements. While the Company believes that the pricing of these arrangements is appropriate, it is possible that the IRS will propose adjustments at the conclusion of their audit. The Company believes that an unfavorable resolution for open tax years would not be material to the financial position of the Company. No provision for additional taxes relating to the audits was provided in the financial statements.

NOTE 6 - CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $9,457,018 which was $9,175,525 in excess of its required minimum net capital. Also, the Company's ratio of aggregate indebtedness to net capital was .45 to 1 at December 31, 2010.

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 3, 2011, the date the statement of financial condition was available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of Standard New York Securities, Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 3, 2011
Livingston, New Jersey



STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2010

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

_* CPA - NJ, NY

Rayfield & Licata

Certified Public Accountants

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's General Assessment Reconciliation (Form SIPC-7T)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Standard New York Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Standard New York Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard New York Securities, Inc.'s management is responsible for Standard New York Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to the cash disbursement records entries, noting no differences;

2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with applicable supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related applicable schedules and working papers supporting the adjustments, noting no differences.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 3, 2011
Livingston, New Jersey

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046816 FINRA DEC
STANDARD NEW YORK SECURITIES, INC.
320 PARK AVE FL 19
NEW YORK, NY 10022-6815

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ALBERT MAARTENS #212-407-5022

2. A. General Assessment (item 2e from page 2) $ 39,325.73

   B. Less payment made with SIPC-6 filed (exclude interest)   (27,276.64)
      7/26/2010
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   12,049.09

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 12,049.09

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 12,049.09

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STANDARD NEW YORK SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 1 day of FEBRUARY , 20 11 .   PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

See Independent Accountants' Report on Agreed-Upon Procedures

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__, 20_10_
and ending _12/31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __15,730,292__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        _____   _____

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   _____

       Total deductions   _____

2d. SIPC Net Operating Revenues $ __15,730,292__

2e. General Assessment @ .0025 $ __39,325.73__

(to page 1, line 2.A.)

2

See Independent Accountants' Report on Agreed-Upon Procedures